EXHIBIT 99.1

Nevada Chemicals, Inc.
News Release

FOR IMMEDIATE RELEASE:  July 31, 2006

CONTACT:	John T. Day, President/CEO
Dennis P. Gauger, CFO
Nevada Chemicals, Inc.
801-984-0228

Nevada Chemicals, Inc. Announces 2nd Quarter 2006 Earnings

John T. Day, President and Chief Executive Officer of Nevada Chemicals, Inc. (NASDAQ/NMS:NCEM), today announced earnings for the second quarter ended June 30, 2006.  The Company had net income of $241,000 or $0.03 per share compared to $395,000 or $0.06 per share in the second quarter of 2005.  For the six months ended June 30, 2006, the Company had net income of $1,319,000, or $0.19 per share, compared to net income of $900,000, or $0.13 per share, for the six months ended June 30, 2005.  Operations for the three months and six months ended June 30, 2006 were negatively impacted by the Company increasing its accrual for income taxes that may result from ongoing United States and Canadian income tax audits by $883,000 and stock option expense of $269,000.

Revenues and equity in earnings of joint venture for the Company for the three-month period ended June 30, 2006 increased 283% over the same period in the prior year.  Revenues and equity in earnings of joint venture for the Company for the six-month period ended June 30, 2006 increased 245% over the same period in the prior year.  During the first and second quarters of 2006, the Company’s joint venture, Cyanco, had increased revenues as compared to the same periods of the prior year.  As the cost of raw materials decreased over prior quarters, the lag effect in pricing to its customers benefited Cyanco.  The Company anticipates continued volatility in the cost of raw materials.  “Although gold prices hit a 25-year high and subsequently fell more than $100 per ounce, there continues to be interest on the part of the gold mines to review strategies to exploit the higher gold prices,” said Day.  “This was probably the reason for higher quantities of product sold by Cyanco during the quarter and six months.”

Cyanco is a 50/50 joint venture company of Nevada Chemicals, Inc. and Degussa Corporation.  Cyanco has produced and marketed liquid sodium cyanide to the western United States gold mining region for the past 16 years.

NEVADA CHEMICALS, INC.
CONDENSED CONSOLIDATED STATEMENT OF INCOME
AND BALANCE SHEET DATA (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Revenues and Equity in Earnings of Joint Venture	$2,043,000	$722,000	$3,811,000	$1,555,000

Income before provision for income taxes	$1,678,000	$587,000	$3,285,000	$1,339,000

Net income	$241,000	$395,000	$1,319,000	$900,000

Earnings per Common Share Assuming Dilution	$0.03	$0.06	$0.19	$0.13

Stockholders’ Equity	$22,322,000	$21,598,000	$22,322,000	$21,598,000

Total Assets	$27,072,000	$26,851,000	$27,072,000	$26,851,000

Weighted Average Common Shares Outstanding — Fully Diluted	6,973,000	6,975,000	6,936,000	6,932,000